UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 6, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

FibroGen, Inc.
File Nos. 1-36740 and 333-199069

CF#35534

FibroGen, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on October 1, 2014, as amended, and for information it excluded from Exhibit 10.11 to the Form S-1 filed on October 1, 2014, as modified by the same contract refiled with fewer redactions as Exhibit 10.9 to a Form 10-Q filed on November 8, 2017.

Based on representations by FibroGen, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.19 to Form S-1 filed October 1, 2014	through September 24, 2020
Exhibit 10.20 to Form S-1 filed October 1, 2014	through September 24, 2020
Exhibit 10.23 to Form S-1 filed October 1, 2014	through September 24, 2020
Exhibit 10.24 to Form S-1 filed October 1, 2014	through September 24, 2020
Exhibit 10.11 to Form S-1 filed October 1, 2014	through September 24, 2020
Exhibit 10.9 to Form 10-Q filed November 8, 2017	through September 24, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary